EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 28, 2005

         TSX Venture Exchange Symbol:  EMR

 U.S. 20-F Registration:  000-51411

DRILLING AT EMGOLD’S STEWART PROPERTY INTERSECTS HIGH GRADE MOLYBDENUM MINERALIZATION

Emgold Mining Corporation ("Emgold") is pleased to announce that it has completed 403.86 m (1325 ft) of diamond drilling in 5 holes on its Stewart Molybdenum Project, located near the community of Salmo in south-eastern British Columbia.  Mineralized breccia zones were intersected that returned promising molybdenum grades, including a 35.91 metre section of 0.592% MoS2.

The Stewart Molybdenum Property was drilled during the early 1980s by Shell Minerals and Selco Inc.  This work outlined three breccia zones that contain significant molybdenum mineralization.  In 1980, Shell diamond drilled 3 holes and returned a best intercept of 57 metres grading 0.46% MoS2.  An additional 16 holes were drilled in 1981 by Shell Minerals, and 4 by Selco in 1983.  The results of this drilling are summarized in the BC Ministry of Energy and Mines Minfile #082FSW229 Report which states that "the (Phase II) breccia zone contains 204,000 tonnes of 0.37% MoS2".  Reports by Selco indicated the potential for a porphyry style molybdenum deposit adjacent to this Phase II breccia zone.  The historic resource calculation reported here is not NI 43-101 compliant and must not be relied upon for investment purposes.

The current 5-hole diamond drill program tested the historic drill results by twinning two of the Shell Minerals 1980-1981 drill holes, drilling along the breccia trend to the west, and by drilling within the breccia body that hosts the molybdenum mineralization.  Shell Minerals hole numbers 81-3 and 81-9 were twinned by Emgold Holes SM05-01 and SM05-02.  Drill Hole SM05-03 was drilled in the opposite direction of previous drilling to test geologic trending, and Hole SM05-04 and SM05–05 were drilled through the breccia body to determine potential grade.  Drill Hole SM05-04 was discontinued at a shallow depth due to difficult drilling conditions.  A plan map of the drill holes and drill results is provided below:

Shell Minerals combined resource estimate of 204,125 tonnes 0.370% MoS_2
N
81-9
SM05-01
Shell resource from 81-9 and 81-11
81-1
SM05-05
Shell resource from 80-3 and 81-1
80-3
81-3
SM05-02
SM05-03
SM05-05
SM05-04
81-9
SM05-01
81-1
Access roads
SM05-03
SM05-02
81-3
Scale
0m
10m

Results of Emgold’s recent drilling are summarized in the table below:

HOLE NO	FROM (m)	TO (m)	WIDTH (m)	MoS2 (%)

05SM-01	1.00	138.70	137.70	0.051
including	46.70	107.10	60.40	0.110
including	59.10	62.30	3.20	0.449
05SM-02	0.00	92.35	92.35	0.059
including	0.00	26.30	26.30	0.130
including	0.00	16.15	16.15	0.189
05SM-03	0.00	85.65	85.65	0.041
including	66.40	83.80	17.40	0.088
and	40.00	55.70	15.70	0.068
and	32.65	36.88	4.23	0.067
and	16.00	17.00	1.00	0.180
05SM-04	0.00	13.11	13.11	0.118
including	10.90	12.00	1.10	0.292
05SM-05	0.00	75.29	75.29	0.313
including	37.85	73.76	35.91	0.597
and	0.00	20.50	20.50	0.091

Note: Results above presented as MoS2% calculated from Mo% for consistency with historic exploration results.

The most promising results were returned from Hole SM05-05.  This hole returned 0.313% MoS2 from surface to 75.29 metres, including 35.91 metres of 0.597% MoS2.  These compare favourably to the historical results obtained by Shell Minerals drilling in the mineralized breccia structure that averaged 0.37% MoS2.

The drill results obtained by Emgold compare well to the historical results from Shell Minerals exploration program.  Additional modelling of the historic and current drilling will be performed by Emgold to validate the molybdenum resource within the mineralized breccia zone, as well as determine the potential for a larger low grade enveloping deposit within the host quartz monzonite porphyry rocks.  Results from this drill program are encouraging and justify additional exploratory drilling to expand our knowledge of the promising molybdenum mineralization in both the Phase II and Phase I breccia zones and surrounding porphyry host.

Perry Grunenberg, P.Geo., of P&L Geological Services, is the project supervisor and "Qualified Person" for the purpose of National Instrument 43-101 who has reviewed and verified the contents of this news release.

For more information about Emgold, its Stewart, Rozan and Jazz Properties in British Columbia; the Idaho-Maryland Project in California and the Ceramext™ Technology, please visit www.emgold.com or www.sedar.com.

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.